Mail Stop 3561

August 4, 2005

Richard Rappaport, President
SRKP 2, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

>           **RE:    SRKP 2, Inc.**
>                   **Registration Statement on Form SB-2**
>                   **File No. 333-124164**

Dear Mr. Rappaport:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution

1. We note your response to comment six that Mr. Krinsky "will not be an associated person of a broker or dealer at the time of his participation in the sale of [your] securities."  We note the following:

   - Mr. Krinsky is on a management team that includes two persons who control a broker/dealer,
   - The issuer itself is controlled by affiliated person of a broker/dealer,
   - Mr. Krinsky's address listed under your Item 403 of Regulation S-B disclosure indicates he shares the same address as a broker/dealer, and

- It appears that Mr. Krinsky will be conducting the offering from the offices of a broker/dealer since this is a self-underwritten offering.

Considering the foregoing, please advise us of how Mr. Krinsky is not an associated person of a broker or dealer.  Upon receipt of your analysis, we may forward your response to the Division of Market Regulation and have further comments.

2. We note that Mr. Krinsky is the person who will conduct the self-underwritten offering of SRKP 1, 2, and 3.  We note that all three registration statements are identical.  In light of the restrictions under Rule 3a4-1(a)(4)(iii) of the Securities Exchange Act of 1934, please revise to discuss the day to day activities Mr. Krinsky will engage in while conducting the offering of all three companies. Explain how he will determine which companies shares he will offer to each person he contacts.  Discuss how he will "contact potential investors."  Clarify if the recipients of the prospectus are already aware that they will receive a copy of this document.  Will all responses to inquiries be conducted out of your offices? Will he also participate in the search for a target company?

## Closing Comments

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Bill Underhill who supervised the review of your filing, at (202) 551-2294.

Sincerely,

John Reynolds
Assistant Director

Office of Emerging Growth Companies

cc.    Thomas Poletti, Esq. *by facsimile*
       (310) 552-5001